Exhibit 99.1

Evogene Reports Third Quarter 2025 Financial Results

Conference call and webcast: today, November 20, 2025, 9:00 AM ET

Financial Highlights:

◾
During the first nine months ending September 30, 2025, Evogene advanced its strategic transition toward establishing itself as a leader in computational chemistry, with a focus on the generative design of small molecules for the pharmaceutical and agricultural industries. As part of this new strategy, the company executed an organizational realignment and cost-reduction plan, most of which was completed by the end of the second quarter. The impact of these measures is reflected in the third-quarter results, with total operating expenses, net, of approximately $2.9 million compared to approximately $6.6 million in the same period of 2024. This new expense level is expected to be maintained going forward.

◾
The financial results of Lavie Bio, Evogene's subsidiary, for the nine- and three-months ending September 30, 2025, are presented as a single-line item in Evogene’s consolidated P&L statement for 2025. Its results are included under the line titled: “Income (loss) from discontinued operations, net". This accounting presentation includes the sale of the majority of Lavie Bio’s activity to ICL, which was completed in July 2025, and together with the sale of MicroBoost AI for Ag, generated income, net, of approximately $7.9 million in the third quarter of 2025.

◾
For the nine months ending September 30, 2025, revenues amounted to approximately $3.5 million, compared to approximately $4.0 million in the same period last year. The decrease was primarily driven by lower revenue from AgPlenus’ activity, which included a one-time payment from Bayer during the first quarter of 2024, partially offset by an increase in seed sales generated by Casterra.

◾
For the nine months ending September 30, 2025, total operating loss was approximately $8.8 million compared to approximately $15.3 million in the same period of 2024. This decrease is mainly due to the decrease in the subsidiaries’ and Evogene’s activity.

◾
As of the end of the third quarter of 2025, the company’s cash and short-term bank deposits balance was approximately $16.0 million. This cash balance reflects the proceeds from the sale of Lavie Bio’s assets and the MicroBoost AI for Ag tech-engine to ICL.

Rehovot, Israel – November 20, 2025 – Evogene Ltd. (Nasdaq, TASE: EVGN), a pioneering company in computational chemistry specializing in the generative design of small molecules for the pharmaceutical and agricultural industries, today announced its financial results for the third quarter ended September 30, 2025.

Mr. Ofer Haviv, President & CEO of Evogene, stated: “Evogene is at a turning point - becoming a focused, AI-driven company built around our core engine, ChemPass AI. This cutting-edge platform is redefining how small molecules are discovered and optimized, driving innovation across two global industries: pharma and agriculture.

In recent months, we have taken decisive steps to strengthen our focus to enable growth - expanding our ChemPass AI driven small molecule discovery and optimization for drug development and integrating AgPlenus, our ag-chemical subsidiary, more deeply into Evogene’s core operations. At the same time, we streamlined activities outside our focus areas, as reflected in the completion of the Lavie Bio–ICL transaction, where we sold the majority of Lavie Bio’s activity, and the scaling down of Biomica’s operations. These actions have strengthened our balance sheet and sharpened our strategic focus.

Our plans for Casterra, our subsidiary providing an integrated solution for cultivating castor as a feedstock, differ from those of our other subsidiaries. While not directly connected to our core technology, we intend to focus on generating value through our holdings in Casterra. Casterra is advancing several business initiatives, which could potentially generate revenue in the future.

Evogene is now leaner, and more focused - ready to create lasting value in multi-billion-dollar markets.”

Mr. Ofer Haviv, continued: “In life sciences, one of the greatest challenges has always been transforming brilliant scientific discoveries into real-world success. Too often, innovations full of potential struggle to overcome the complex realities of development, scalability, and commercialization.

At Evogene, we are changing that dynamic. We stand at the intersection of chemistry and computational technology, leading to a transformation that bridges the gap between innovation and impact. Through ChemPass AI, we can analyze vast datasets, explore billions of molecular possibilities, and design optimized novel small molecules with unprecedented precision while addressing multi-parameter requirements, accelerating discovery, improving success rates, and unlocking new commercial potential. We believe that ChemPass AI offers unique capabilities and by uniting scientific excellence with advanced computational intelligence, Evogene is creating value across pharma and agriculture - two industries representing massive global opportunity.

We invite investors to join us as we redefine small molecule innovation for both human health and sustainable agriculture.”

Financial Highlights:

Cash Position: As of September 30, 2025, Evogene held consolidated cash, cash equivalents, and short-term bank deposits of approximately $16.0 million. The consolidated cash usage during the third quarter of 2025, excluding the cash generated from the sale of the majority of Lavie Bio’s assets and the sale of MicroBoost AI for Ag to ICL, was approximately $3.5 million. Excluding Lavie Bio and Biomica, Evogene and its other subsidiaries used approximately $2.3 million in cash during the third quarter of 2025.

Revenue: Revenues for the nine months of 2025 were approximately $3.5 million, compared to approximately $4.0 million in the same period the previous year, reflecting a decrease of approximately $0.5 million. The decrease was primarily driven by lower revenue recognized from AgPlenus’ activities, due to a one-time payment from its collaboration with Bayer recognized in the first quarter of 2024 as well as revenues recognized from the collaboration agreement with Corteva, which was completed during 2024, partially offset by an increase in seed sales generated by Casterra during the first quarter of 2025.  Revenues for the third quarter of 2025 were approximately $0.3 million; a decrease compared to approximately $1.7 million in the same period last year. The decrease was mainly due to reduced seed sales generated by Casterra during the third quarter of 2025.

R&D Expenses: Research and development expenses, net of non-refundable grants, for the nine months of 2025 were approximately $6.2 million, a decrease of approximately $3.6 million compared to $9.8 million in the nine months of 2024. The decrease was primarily due to reduced R&D expenses in Biomica and the cessation of Canonic’s operations at the beginning of 2024. In the third quarter of 2025, R&D expenses were approximately $1.4 million, down from approximately $ 3.3 million in the same period of 2024. This decrease is mainly attributed to decreased expenses in Biomica.

Sales and Marketing Expenses: Sales and marketing expenses for the nine months of 2025 were approximately $1.2 million, a decrease of approximately $0.4 million compared to approximately $1.6 million in the same period last year. The decrease was mainly due to reductions in Evogene, AgPlenus and Biomica personnel costs. Sales and marketing expenses for the third quarter of 2025 were approximately $0.4 million, reflecting a slight decrease of approximately $0.1 million compared to approximately $0.5 million in the third quarter of 2024.

General and Administrative Expenses: General and administrative expenses for the nine months of 2025 decreased to approximately $3.4 million from approximately $5.7 million in the same period last year. This decrease is mainly attributable to expenses recorded during the nine-month period of 2024 related to a provision for doubtful debt for one of Casterra’s seed suppliers as well as transaction costs associated with Evogene’s fundraising in August 2024.  General and administrative expenses for the third quarter of 2025 decreased to approximately $1.1 million compared to approximately $2.8 million in the same period of the previous year, primarily due to decreased expenses in Casterra and Evogene as mentioned above.

Other Expenses (income): Other income of approximately $0.2 million was recorded in the first quarter of 2025 as part of the accounting treatment related to a sub-lease agreement. The decision to cease Canonic’s operations in the first half of 2024 resulted in other expenses of approximately $0.5 million, primarily due to impairment of fixed assets recorded in the first quarter of 2024.

Operating loss: The operating loss for the nine months of 2025 was approximately $8.8 million, a significant decrease from approximately $15.3 million in the same period of the previous year, mainly due to the decreased operating expenses, partially offset by the decreased revenues as mentioned above. The operating loss for the third quarter of 2025 was approximately $2.7 million, a decrease from approximately $5.9 million in the same period of the previous year, primarily due to the decreased operating expenses, partially offset by decreased revenues as mentioned above.

Financing income (expenses), net: Financing income, net, for the nine months of 2025 was approximately $0.7 million, compared to financing expenses, net, of approximately $0.4 million in the same period of the previous year. The increase in financing income is mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024 fund raising. As a result, during the nine months of 2025 the Company recorded financial income, net, related to pre-funded warrants and warrants of approximately $0.7 million as compared to financing expenses, net, of approximately $0.9 million in same period of 2024. Financing income, net, for the third quarter of 2025 was approximately $12 thousand, compared to financing expenses, net of approximately $0.8 million in the same period of the previous year. The increase in financing income is mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024 fund raising as mentioned above.

Income (loss) from discontinued operations, net: Income from discontinued operations, net, for the nine months of 2025 was approximately $5.7 million, compared to a loss of approximately $2.2 million in the same period of 2024. For the third quarter of 2025, income from discontinued operations, net, was approximately $7.9 million, compared to a loss of approximately $1.5 million in the third quarter of the previous year. These amounts primarily reflect the financial results of Lavie Bio and expenses related to the development and maintenance of MicroBoost AI for Ag, which are presented as a single-line item in the consolidated statements of profit and loss. Following the sale of the majority of Lavie Bio’s assets as well as Evogene’s MicroBoost AI for Ag to ICL, the Company recognized a gain on sale of approximately $6.4 million which is also included in the income (loss) from discontinued operations, net, for the nine- and three-months periods ended September 2025.  All prior period amounts have been reclassified to conform to this presentation.

Net income (loss): The net loss for the nine months of 2025 was approximately $2.5 million, compared to approximately $18.0 million in the same period last year. The $15.5 million decrease in net loss was primarily due to decreased operating expenses; income derived from discontinued operations due to the asset sale to ICL, net, and increased financing income, net, partially offset by reduced revenues. The net income for the third quarter of 2025 was approximately $5.2 million, compared to net loss of approximately $8.2 million in the same period last year. This improvement was primarily due to income derived from discontinued operations, net due to the asset sale to ICL, decreased operating expenses, and increased financing income, net, partially offset by reduced revenues, as mentioned above.

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For the financial tables click here.

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Conference Call & Webcast Details: Thursday, November 20, 2025, 9:00 AM EST 4:00 PM IDT

To join the Zoom conference, please register in advance here

 Webcast & Presentation link available at:

https://evogene.com/investor-relations/

About Evogene:

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries.

At the core of its technology is ChemPass AI, a proprietary generative AI engine that enables the design of novel, highly potent small molecules optimized across multiple critical parameters. This powerful platform significantly improves success rates while reducing development time and costs.

Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products driven by the integration of scientific innovation with real-world industry needs. We call this approach "Real-World Innovation".

Learn more at: www.evogene.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss: the success of ChemPass AI discovery and optimization efforts in drug development, the success in design optimized novel small molecules with unprecedented precision while addressing multi-parameter requirements, accelerating discovery, improving success rates, and the success of Casterra’s business initiatives and the potential of a sustainable revenue stream over time from its activity . Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors Relations Contact:

Email: ir@evogene.com

Tel: +972-8-9311901

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2025	2024
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,626	$15,301
Short-term bank deposits	10,332	10
Trade receivables	379	1,091
Other receivables and prepaid expenses	1,614	2,064
Deferred expenses related to issuance of warrants	771	1,304
Inventories	2,111	1,819

	20,833	21,589
LONG-TERM ASSETS:
Long-term deposits and other receivables	162	12
Investment in an associate	-	82
Deferred expenses related to issuance of warrants	1,278	1,735
Right-of-use-assets	2,166	2,447
Property, plant and equipment, net	1,196	1,804
Intangible assets, net	-	12,195
Other receivables	451	-

	5,253	18,275

TOTAL ASSETS	$26,086	$39,864

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$457	$1,228
Employees and payroll accruals	1,059	1,869
Lease liabilities	675	589
Liabilities in respect of government grants	399	323
Deferred revenues and other advances	17	360
Warrants and pre-funded warrants liability	823	2,876
Convertible SAFE	-	10,371
Other payables	645	1,079

	4,075	18,695
LONG-TERM LIABILITIES:
Lease liabilities	1,845	1,914
Liabilities in respect of government grants	2,837	4,327
Deferred revenues and other advances	77	90

	4,759	6,331

TOTAL LIABILITIES	$8,834	$25,026

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized − 15,000,000 ordinary shares; Issued and outstanding – 8,716,410 ordinary shares on September 30, 2025 and 6,514,589 ordinary shares on December 31, 2024	489	363
Share premium and other capital reserves	277,900	272,257
Accumulated deficit	(277,247)	(274,071)

Equity attributable to equity holders of the Company	1,142	(1,451)

Non-controlling interests	16,110	16,289

TOTAL EQUITY	17,252	14,838

TOTAL LIABILITIES AND EQUITY	$26,086	$39,864

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2025	2024 (*)	2025	2024 (*)	2024 (*)
	Unaudited				Audited

Revenues	$3,539	$4,034	$312	$1,740	$5,577
Cost of revenues	1,810	1,688	157	1,042	2,380

Gross profit	1,729	2,346	155	698	3,197

Operating expenses:

Research and development, net	6,167	9,804	1,375	3,305	12,511
Sales and marketing	1,178	1,632	369	520	1,983
General and administrative	3,388	5,710	1,126	2,793	6,993
Other expenses (income)	(182)	524	9	-	514

Total operating expenses, net	10,551	17,670	2,879	6,618	22,001

Operating loss	(8,822)	(15,324)	(2,724)	(5,920)	(18,804)

Financing income	2,285	2,659	465	2,068	7,393
Financing expenses	(1,541)	(3,107)	(453)	(2,889)	(3,358)

Financing income (expenses), net	744	(448)	12	(821)	4,035

Share of loss from equity accounted investment	(82)	(26)	(16)	(6)	(39)

Loss before taxes on income	(8,160)	(15,798)	(2,728)	(6,747)	(14,808)
Taxes on income (tax benefit)	1	2	1	1	9
Loss from continuing operations	(8,161)	(15,800)	(2,729)	(6,748)	(14,817)
Income (loss) from discontinued operations, net	5,688	(2,249)	7,926	(1,471)	(3,237)

Net income (loss)	$(2,473)	$(18,049)	$5,197	$(8,219)	$(18,054)

Attributable to:
Equity holders of the Company	$(3,176)	$(16,912)	$3,874	$(7,630)	(16,485)
Non-controlling interests	703	(1,137)	1,323	(589)	(1,569)

	$(2,473)	$(18,049)	$5,197	$(8,219)	$(18,054)
Basic and diluted loss per share from continuing operations, attributable to equity holders of the Company	$(1.06)	$(2.85)	$(0.31)	$(1.12)	$(2.46)
Basic and diluted loss per share from discontinued operations, attributable to equity holders of the Company	$0.64	$(0.32)	$0.75	$(0.19)	$(0.43)

Weighted average number of shares used in computing basic and diluted loss per share	7,588,486	5,327,078	8,716,424	5,807,128	5,697,245

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2025	2024 (*)	2025	2024 (*)	2024 (*)
	Unaudited				Audited
Cash flows from operating activities

Loss from continuing operations	$(8,161)	$(15,800)	$(2,729)	$(6,748)	$(14,817)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation of property, plant and equipment and right-of-use-assets	881	940	281	209	1,381
Share-based compensation	499	980	27	362	1,243
Remeasurement of Convertible SAFE	(371)	(48)	(26)	(72)	3
Net financing expenses (income)	21	(**) 242	(135)	(**) 605	(771)
Loss (gain) from sale of property, plant and equipment	(182)	523	12	(1)	525
Revaluation of government grants	24	-	24	-	-
Excess of initial fair value of pre-funded warrants over transaction proceeds	-	2,684	-	2,684	2,684
Amortization of deferred expenses related to issuance of warrants	989	137	333	137	471
Remeasurement of pre-funded warrants and warrants	(1,664)	(1,940)	(346)	(1,940)	(6,529)
Share of loss of an associate	82	26	15	6	39
Taxes on income (tax benefit)	1	2	-	2	9

	280	3,546	185	1,992	(945)
Changes in asset and liability items:
Decrease (increase) in trade receivables	667	(1,228)	730	(1,347)	(627)
Decrease (increase) in other receivables and prepaid expenses	960	558	(409)	1,185	806
Decrease (increase) in inventories	(740)	(897)	(139)	(669)	(1,277)
Increase (decrease) in trade payables	(447)	(464)	(78)	252	(630)
Increase (decrease) in employees and payroll accruals	(564)	(151)	(440)	(31)	(548)
Increase (decrease) in other payables	(540)	60	(82)	154	222
Increase (decrease) in deferred revenues and other advances	(356)	(96)	(5)	9	(559)

	(1,020)	(2,218)	(423)	(447)	(2,613)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.
(**) Reclassified

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2025	2024 (*)	2025	2024 (*)	2024 (*)
	Unaudited				Audited
Cash received (paid) during the period for:

Interest received	221	536	45	134	934
Interest paid	(150)	(57)	(52)	(16)	(67)
Taxes paid	(11)	-	-	-	(11)

Net cash used in continuing operating activities	(8,841)	(13,993)	(2,974)	(5,085)	(17,519)

Net cash used in operating activities of discontinued operations	(1,975)	(1,146)	(359)	(491)	(2,181)

Net cash used in operating activities	$(10,816)	$(15,139)	$(3,333)	$(5,576)	$(19,700)

Cash flows from investing activities:

Purchase of property, plant and equipment	$(129)	(304)	(6)	(137)	$(626)
Proceeds from sale of property, plant and equipment	31	10	31	-	10
Proceeds from finance sub-lease asset	29	-	12	-	-
Withdrawal from (investment in) bank deposits, net	(7,400)	2,417	(4,072)	1,393	10,190

Net cash provided by (used in) continuing investing activities	(7,469)	2,123	(4,035)	1,256	9,574

Net cash provided by (used in) investing activities of discontinued operations	14,944	(1,259)	14,944	761	48

Net cash provided by investing activities	$7,475	$864	$10,909	$2,017	$9,622

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2025	2024 (*)	2025	2024 (*)	2024 (*)
	Unaudited				Audited
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, pre-funded warrants and warrants	-	(**) 5,500	-	(**) 5,500	5,500
Proceeds from issuance of ordinary shares, net of issuance expenses	4,283	123	-	37	122
Repayment of lease liability	(393)	(576)	(110)	(106)	(886)
Proceeds from government grants	-	134	-	134	134
Repayment of convertible SAFE	(10,000)	-	(10,000)	-	-
Repayment of government grants	(122)	(298)	-	(156)	(298)

Net cash provided by (used in) continuing financing activities	(6,232)	4,883	(10,110)	5,409	4,572

Net cash provided by (used in) financing activities of discontinued operations	(114)	(21)	(226)	(28)	84

Net cash provided by (used in) financing activities	$(6,346)	$4,862	$(10,336)	$5,381	$4,656

Exchange rate differences - cash and cash equivalent balances	12	(42)	(13)	11	(49)

Increase (decrease) in cash and cash equivalents	(9,675)	(9,455)	(2,773)	1,833	(5,471)

Cash and cash equivalents, beginning of the period	15,301	20,772	8,329	9,484	20,772
Cash and cash equivalents presented in assets held for sale beginning of the period	-	-	70	-	-

Cash and cash equivalents, end of the period	$5,626	$11,317	$5,626	$11,317	$15,301

Significant non-cash activities
Acquisition of property, plant and equipment	$2	$28	$-	$28	$120
Right-of-use asset recognized with corresponding lease liability	$207	$279	$-	$95	$2,307
Exercise of pre-funded warrants	$389	$-	$-	$-	$2,289
Derecognition of property, plant and equipment under a finance lease	$13	$-	$-	$-	$-
Investment in affiliated company with corresponding deferred revenues	$-	$120	$-	$-	$120

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.
(**) Reclassified